Exhibit (a)(5)(ii)

Socket Mobile Reports Final Results of Modified Dutch Auction Tender Offer

Socket Mobile Acquires 1.25 Million Shares at $3.90 Per Share

NEWARK, Calif. – March 14, 2018 – Socket Mobile, Inc. (NASDAQ: SCKT), a leading innovator of data capture and delivery solutions for enhanced productivity, today announced the final results of its “modified Dutch auction” self-tender offer for the purchase of up to 1,250,000 shares of its common stock, which expired at 5:00 p.m., New York City time, on Friday, March 9, 2018.

Based on the final count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, Socket Mobile accepted for payment an aggregate of 1,250,000 shares of its common stock at a purchase price of $3.90 per share, for an aggregate cost of approximately $4.9 million, excluding fees and expenses relating to the tender offer. The total amount of shares purchased in the tender offer represents approximately 17.6% of Socket Mobile’s shares issued and outstanding prior to completion of the purchase. As a result of the final outcome of the tender offer, Socket Mobile has approximately 5.9 million shares outstanding.

The tender offer was oversubscribed and, pursuant to the terms of the tender offer, shares were accepted on a pro rata basis, except for tenders of “odd lots,” which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the tender offer. Socket Mobile has been informed by the depositary that the proration factor for the tender offer, after giving effect to the priority for odd lots, was approximately 87.46%.

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase. Payment for shares will be made in cash, less any applicable withholding taxes and without interest. Shares tendered and not accepted for purchase will be returned promptly to stockholders by the depositary.

About Socket Mobile
Socket Mobile is a leading provider of data capture and delivery solutions for enhanced productivity in workforce mobilization. Socket Mobile’s revenue is primarily driven by the deployment of third party barcode enabled mobile applications that integrate Socket Mobile’s cordless barcode scanners and contactless reader/writers. Mobile Applications servicing the specialty retailer, field service, transportation, and manufacturing markets are the primary revenue drivers. Socket Mobile has a network of thousands of developers who use its software developer tools to add sophisticated data capture to their mobile applications. Socket Mobile is headquartered in Newark, Calif. and can be reached at +1-510-933-3000 or www.socketmobile.com. Follow Socket Mobile on Facebook and Twitter @socketmobile and subscribe to SocketTalk  the company’s official blog.

Socket Mobile Contact

David Dunlap

Chief Financial Officer

510/933-3035

dave@socketmobile.com